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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35-120

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integrated Financial Planning Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Karlstrasse 20
(No. and Street)

Heidelberg (City) (State) 69117 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Swanson, 443-450-4543
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen J. Staresinic, CPA
(Name – *if individual, state last, first, middle name*)

Werastrasse 105 (Address) 70190 Stuttgart, Germany (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

347 / 2019

OATH OR AFFIRMATION

I, Barry Swanson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrated Financial Planning Services, as of December, 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, IFPS

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTEGRATED FINANCIAL PLANNING SERVICES

Karlstrasse 20, 69117 Heidelberg, Germany

Audited Financial Statements

For Year Ending December 31, 2018

Integrated Financial Planning Services

AUDITED BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
100 M & T Main Acct	35,240.11
101 Commerzbank 9100	0.00
102 Volksbank 1109	92,724.93
103 M & T Bank - Savings	40,745.33
107 Direct Deposit	0.00
111 M & T Special Acct	1,154.78
Total Bank Accounts	**$169,865.15**
Accounts Receivable	
1200 Accounts Receivable	848.59
Total Accounts Receivable	**$848.59**
Other Current Assets	
104 Acct Rec - Other	0.00
105 Acct Rec - Owner Exp Reimb.	6,836.53
106 Acct Rec - Reps Comms	0.00
108 Acct Rec - ANICO	0.00
109 Acct Rec - AETNA	0.00
110 FINRA Cash Account	2,393.62
113 Acct Rec MF Commissions	124,992.28
130 Prepaid Rent	1,642.25
131 Prepaid FINRA Focus Assessment	0.00
132 Prepaid Renewal Fees	14,768.00
133 Prepaid Insurance	11,340.00
134 Prepaid Legal Fees	1,116.11
135 Prepaid Supplies	0.00
136 Prepaid Computer Service	0.00
1499 Undeposited Funds	0.00
Total Other Current Assets	**$163,088.79**
Total Current Assets	**$333,802.53**
Fixed Assets	
140 Furniture & Equipment	48,882.23
150 A/D - Furn & Equip	-48,488.48
Total Fixed Assets	**$393.75**
TOTAL ASSETS	**$334,196.28**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
201 AP Representatives	2,828.25
205 Accounts Payable	11,850.39
208 Taxes Payable	1,163.63

	TOTAL
210 Comm. Payable	98,578.00
Total Other Current Liabilities	**$114,420.27**
Total Current Liabilities	**$114,420.27**
Total Liabilities	**$114,420.27**
Equity	
300 Owners Equity	-34,220.64
3000 Opening Bal Equity	261,546.74
309 IFP, Ltd.	0.00
FSA Fee Revenue	0.00
Total 309 IFP, Ltd.	**0.00**
Net Income	-7,550.09
Total Equity	**$219,776.01**
TOTAL LIABILITIES AND EQUITY	**$334,196.28**

Integrated Financial Planning Services

AUDITED PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
400 Revenue - Other Income	9,861.50
Gross Dealer Concessions	
403 Service/Fee Income	39,538.00
404 Life Insurance	118,176.36
405 Mutual Funds	755,895.71
406 Muncipal Funds - 529 Plans	10,941.52
407 REIT	6,300.00
409 12b1 Fees	467,039.74
Total Gross Dealer Concessions	**1,397,891.33**
Registered Rep Fee Revenue	
410 FINRA Fees	
Annual Registration	1,470.00
Branch Registration Fee	1,955.00
Cont. Ed. Fee	385.00
Disclosure Fee	110.00
Fingerprint Fee	190.00
Focus Fee	4,350.00
Registration	500.00
Series 63 Exam	135.00
State Regis Fee	5,999.60
Termination Fee	260.00
Total 410 FINRA Fees	**15,354.60**
411 Firm Element CE	1,530.00
413 Office Reviews	300.00
414 Advisor Mail Fees	3,816.00
415 Bonding Fees	1,260.00
417 Business Cards & Supplies	39.63
419 Background Checks	210.00
420 Investment Fair	4,912.04
421 E & O Insurance	9,835.00
425 Compliance Meetings	900.00
Total Registered Rep Fee Revenue	**38,157.27**
Services	0.00
Total Income	**$1,445,910.10**
GROSS PROFIT	**$1,445,910.10**
Expenses	
500 Operations	48,000.00
501 Admin Fees	
Compliance	12,000.00
General	10,214.29
Supervisory Reviews	300.00
Total 501 Admin Fees	**22,514.29**

	TOTAL
502 Accounting Fees	63,700.00
506 Audit Expense	1,305.51
510 Auto Expense	
Gas	842.80
Parking	701.06
Total 510 Auto Expense	**1,543.86**
512 Bank Service Charges	6,587.34
517 Depreciation	889.27
519 Labor - Financial Operations	
Gray, Kathy A	650.00
Jankowski, Thomas	22,710.00
Total 519 Labor - Financial Operations	**23,360.00**
520 Labor - Heidelberg Office	
Huntington - Sell, Marcia	21,279.46
Lambing, Susan	17,023.58
Social Services - AOK	15,112.90
Taxes - Lohnsteuer	3,936.27
Total 520 Labor - Heidelberg Office	**57,352.21**
521 Membership Dues	1,307.60
522 Subscriptions	642.74
524 Meals & Entertainment	17,834.12
530 Insurance Expense	
Auto	1,756.79
Business	252.80
Employee Liability	211.17
Medical-Dental	9,369.80
Total 530 Insurance Expense	**11,590.56**
535 Investment Fair	
Hotel	4,163.60
Meals & Entertainment	3,939.88
office exp	211.12
Prizes	603.37
Total 535 Investment Fair	**8,917.97**
537 Legal & Professional Fees	18,348.47
542 E & O Insurance	9,345.00
543 Bonding Fee	2,448.00
544 Regis Fees	1,913.32
545 FINRA Expenses	
Annual Renewal	8,835.00
Cont. Ed. Fee	385.00
Disclosure Fee	220.00
Fingerprint Fee	230.00
Focus Fee Assessment	5,792.62
Registration	400.00
Series 63 Exam	135.00
State Regis Fee	6,869.00
Termination Fee	160.00
Total 545 FINRA Expenses	**23,026.62**
549 Office Expenses	4,605.58

	TOTAL
552 Phone	
Cellular Service	834.85
Phone/Fax Calls	75.58
Telekom - HD Office	2,165.29
Verizon - MD Office	2,060.91
Total 552 Phone	**5,136.63**
555 Computer Expenses	428.69
556 Network Subscriptions	13,096.26
557 Publications	1,179.68
560 Postage - American	492.74
561 Postage - German	937.41
562 Printing	
Business Card Printing	39.63
Total 562 Printing	**39.63**
565 Rent	
HD Office	17,973.18
HD Parking	1,203.88
HD Storage Facility	1,819.11
MD Office	650.00
MD Storage Facility	1,689.26
Total 565 Rent	**23,335.43**
567 Repairs	
Office	-39.95
Total 567 Repairs	**-39.95**
571 Training Expense	2,625.00
575 Travel	
Air Fare	4,815.05
Hotel	2,884.49
Meals & Entertainment	532.36
Other	386.80
Taxis	712.79
Train Tickets	433.36
Total 575 Travel	**9,764.85**
576 Utilities	8,287.40
600 Exp - Integrated Benefits	1,780.71
Commissions	
514 Commissions-Side Charges	56.15
515 MF Commission Reps	984,955.37
516 Supervisory Overrides	22,844.28
Total Commissions	**1,007,855.80**
Total Expenses	**$1,400,152.74**
NET OPERATING INCOME	**$45,757.36**
Other Income	
450 Interest Income	20.37
455 Interest Income / Reps	-1.00
485 Gain/Loss on Exchange Rate	-1,922.55
Total Other Income	**$ -1,903.18**
Other Expenses	

	TOTAL
580 Taxes	
Einkommensteuer	31,964.03
Gewerbesteuer	14,454.31
Road Tax	206.93
Total 580 Taxes	**46,625.27**
581 Penalties	1,350.57
585 Contributions	3,428.43
Total Other Expenses	**$51,404.27**
NET OTHER INCOME	**$ -53,307.45**
NET INCOME	**$ -7,550.09**

Integrated Financial Planning Services
Notes to Financial Statements
January 1, 2018 to December 31, 2018

1. The financial statements are prepared on the accrual basis. All amounts are in US Dollars.

2. RECEIVABLES – MUTUAL FUNDS COMMISSIONS DUE represent an accrual based on actual commissions earned but not received until the first half of the following month along with an estimate of quarterly 12b1 commissions based on the previous quarter. This accrual is reversed the following month when the actual commissions received are recorded.

3. RECEIVABLES FROM NON CUSTOMERS represent a segregated cash account for the exclusive benefit of customers, short-term receivables (advances) due from registered representatives.

4. OTHER ASSETS represents cash on account with FINRA for exams/registrations of representatives and prepaid expenses such as FINRA Annual Renewal, insurance, legal, and computer services.

5. PROPERTY, FURNITURE AND EQUIPMENT represent purchase prices of computers, cars and office equipment, net of accumulated depreciation. Depreciation is calculated on a straight-line basis using lives of four to seven years.

6. ACCOUNTS PAYABLES represents balances owed on company credit cards for transactions occurring between last statement ending date and year end.

7. SALES REVENUE represents percentages of total investments sales paid of due to the business from investments companies for sales representatives and owner.

8. OTHER EMPLOYEE COMPENSATION AND BENEFITS represent contract labor expense for administrative assistance and commission expense, which consists of approximately 71% of sales revenue attributable to sales by representatives and paid or due to representatives (see Note 2).

9. OTHER EXPENSE represents costs associated with operating the business that are not included in other line items.

10. OTHER INCOME represents revenue derived from interest bearing cash accounts and outstanding accounts receivables, and the gain/loss from fluctuations in the exchange rate of Euros to US Dollars.

11. CONTINGENT LIABILITY – we believe that there are no circumstances as of the reporting date that would require the recording of a contingent liability. We are not involved in any litigation as of the reporting date.

Integrated Financial Planning Services
Audited Statement of Changes in Ownership Equity
December 31, 2018

Equity, Opening Balance, Janaury 1, 2018			$	261,546.74
Owner's Equity, January 1, 2018				(157,217.47)
Ownership Equity, January 1, 2018			$	104,329.27
Net Income (Loss), Year-to-Date				(7,550.09)
Additions (Deductions) and Adjustments, Year-to-Date				
10/31/2018 CB9100 rollover	$	40,273.75		
11/13/2018 VB Opening Bal		82,723.08		
				122,996.83
Ownership Equity, December 31, 2018			$	219,776.01

Integrated Financial Planning Services
Audited Net Capital Computation

Total ownership equity (o/e)	$	219,776	Total Equity from Balance Sheet
Total o/e qualified for net capital	$	219,776	
Total cap & allowable subloans	$	219,776	

Total Assets from Balance Sheet		$	334,196.28
Allowable Assets:			
Cash - M & T Main Op Acct	#5696		35,240.11
Cash - M & T Savings	#6221		40,745.33
Cash - Volksbank	#1109		92,724.93
A/R Commissions < 30 days old			124,992.28
Less Allowable Assets		$	293,702.65
Non Allowable Assets		$	40,493.63

Deductions &/or charges Total non-allowable assets	$	40,494
Net capital before haircuts	$	179,282
Haircuts on securities: Trading and investment sec: Other securities	$	-
Adjusted Net Capital	$	179,282
Minimum Net Capital Requirement:	$	25,000
Excess Net Capital	$	154,282
Net Capital less greater of:	$	149,282

10% AI	$	11,442.03
120% Min Net Cap	$	30,000.00

Aggrevated Indebtedness:	$	114,420	Total Liabilities from Balance Sheet
AI to Net Capital Ratio:		63.82%	

Integrated Financial Planning Services
Audited Statement of Cash Flows
December 31, 2018

Net Income		$	(7,550.09)
Adjustments:			
Depreciation Expense	889.27		
(Increase)Decrease in A/R	(32,135.57)		
Increase(Decrease) in A/P	6,101.23		
(Increase)Decrease in Prepaid Exp.	(5,704.25)		
			(30,849.32)
Net Cash provided by operating activities			(38,399.41)
Purchase of Equipment	-		
Disposal of Equipment	-		
Recooped Depreciation	-		
Capital Withdrawals & Adjustments	122,996.83		
			122,996.83
Net Increase(Decrease) to cash		$	84,597.42
CASH BEGINNING BALANCE, 1-Jan-18			85,267.73
CASH ENDING BALANCE, 31-Dec-18			169,865.15
Net change to cash		$	84,597.42
	Difference:		-

Independent Auditor's Report

To the President
Integrated Financial Planning Services

I have audited the accompanying balance sheet of Integrated Financial Planning Services as of December 31, 2018 and the related statements of income, changes in ownership equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on theses financial statements based on my audit.

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used as well as evaluating the overall financial statement presentation. I believe that this audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrated Financial Planning Services as of December 31, 2018, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in the Audited Net Capital Requirements as of December 31, 2018 ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Integrated Financial Planning Services financial statements. The information contained in the Audited Net Capital Requirements is the responsibility of the company's management. The audit procedures included determining with the supplemental information reconciles to the financial statements and the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion of the supplemental information, I evaluated whether it, including its form and content, is presented in conformity with 17 C.F.R. 240.para. 17a-5. In my opinion, the information contained in the Audited Net Capital Requirements as of December 31, 2018 is fairly stated, in all material respects, in relation to the financial statements as a whole.

CPA

Stephen J. Staresinic
Certified Public Accountant
February 13, 2019

Independent Auditor's Report on Internal Accounting Control

Integrated Financial Planning Services
Karlstrasse 20
69117 Heidelberg
Germany

I have audited the accompanying financial statements of Integrated Financial Planning Services (IFPS) as of December 31, 2018, and the related statements of income, changes in ownership equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and have issued my report thereon. I conducted my audit in accordance with accounting standards generally accepted in the United States of America.

In planning and performing my audit, I considered IFPS's internal control over financial reporting in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control over financial reporting. My consideration of the internal control over financial reporting would not necessariy disclose all matters in the internal control over financial reporting that might be significant deficiencies. Under standards issued by the American Institute of Certified Public Accountants, significant deficiencies are deficiencies in internal control, of a combination of defiencies, that adversely affect IFPS's ability to initiate, authorize, record, process or report financial data reliably and in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the financial statements being audited that is more than inconsequential will not be prevented or detected. Material weaknesses are significant deficiencies, or a combination of significant deficiencies, that result in a more than remote likelihood that material misstatements in relation to the financial statements being audited will not be prevented or detected. I noted no matters involving the internal control over financial reporting and its operation that I considered to be material weaknesses.

As part of obtaining reasonable assurance about whether IFPS's financial statements are free of material misstatement, I performed tests of its compliance with certain provisions of laws, regulations, contracts and agreements, noncompliance with which could have a direct and material effect on the determination of financial statement amounts. However, providing an opinion on compliance with those provisions was not an objective of our audit, and accordingly, I do not express such an opinion.

This report is inteded solely for the information and use of the management of IFPS and the U.S. Security and Exchange Commission and is not intended to be and should not be used by anyone other than these specific parties.

, CPA

Stephen J. Staresinic
Certified Public Accountant
February 12, 2019

Integrated Financial Planning Services
Audited Net Capital Requirements
December 31, 2018

Integrated Financial Planning Services is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, Integrated Financial Planning Services had net capital of $154,282 which was $ 129,282 in excess of its required net capital of $25,000, and the Aggregated Indebtedness to Net Capital Ratio was 1.56 to 1.

Stephen J. Staresinic, CPA

Stephen J. Staresinic
Certified Public Accountant
February 13, 2019

Integrated Financial Planning Services

Audited Net Capital Requirements Reconciliation

December 31, 2018

	4th QTR FOCUS Filed: 01/25/2019	AUDIT Completed: 02/13/19	Diff		MEMO
Total ownership equity (o/e)	$ 219,776	$ 219,776	$ -		
Total o/e qualified for net capital	$ 219,776	$ 219,776	$ -		
Total cap & allowable subloans	$ 219,776	$ 219,776	$ -	$ -	
Deductions &/or charges Total non-allowable assets	$ 40,494	$ 40,494	$ -		
Net capital before haircuts	$ 179,282	$ 179,282	$ -	$ -	
Haircuts on securities: Trading and investment sec: Other securities	$ -	$ -	$ -		
Adjusted Net Capital	$ 179,282	$ 179,282	$ -		
Minimum Net Capital Requirement:	$ 25,000	$ 25,000			
Excess Net Capital	$ 154,282	$ 154,282			
Net Capital less greater of: 10% of Line 29 or 120% of Line 21	$ 149,282	$ 149,282			
Aggrevated Indebtedness:	$ 114,420	$ 114,420	$ -	$ -	
AI to Net Capital Ratio:	63.82%	63.82%			

SIPC Supplemental Report pursuant to SEC Rule 17a-5(e)(4)

Integrated Financial Planning Services
Karlstrasse 20
69117 Heidelberg
Germany

I have examined the SIPC general assessment of Integrated Financial Planning Services (IFPS) for the year ended December 31, 2018 and its reconciliation with financial statements of IFPS as of December 31, 2018.

IFPS has an Overpayment Carry Forward of $ 157 as of December 31, 2018. The Form SIPC-7T was filed on February 13, 2019.

I have compared the assessment payment recorded and its respective cash disbursement and have verified the accuracy the Annual General Assessment Reconciliation (Form SIPC-7) as well as comparing the Form SIPC-7 with the working papers supporting its data and with the working papers supporting the recorded income and other accounts of IFPS for the year ended December 31, 2018.

IFPS has not applied for an exclusion from membership in the SIPC.

In my opinion, the assessment was determined fairly in accordance with applicable instructions and forms and was duly paid.

This report is intended solely for the information and use of the management of IFPS and the Financial Industry Regulatory Authority and is not intended to be and should not be used by anyone other than these specific parties.

Stephen J. Staresinic, CPA

Stephen J. Staresinic
Certified Public Accountant
February 13, 2019

Independent Auditor's Report on the SIPC Annual Assessment Required by the SEC Rule 17a-5

Integrated Financial Planning Services
Karlstrasse 20
69117 Heidelberg
Germany

In accordance with rule 17a-5(e)(4) of the Security and Exchange Commission, I have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Integrated Financial Planning Services (IFPS) for the year ended December 31, 2018. My procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and my report is not to be used for any other purposes. The procedures I performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;
2. Compared amounts reported on the audited Form X-17-A-5 for the period January 1, 2018 to December 31, 2018, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, I do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to my attention that caused me to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of IFPS taken as a whole.

Stephen J. Staresinic, CPA

Stephen J. Staresinic
Certified Public Accountant
Stuttgart, Germany
February 13, 2019

Stephen J. Staresinic
Certified Public Accountant
Werastrasse 105
70190 Stuttgart, Germany
Tel: +49(172)6611890

Independent Auditor's Statement on Material Inadequacies

Integrated Financial Planning Services
Karlstrasse 20
69117 Heidelberg
Germany

I have audited the accompanying financial statements of Integrated Financial Planning Services (IFPS) as of December 31, 2018, and the related statements of income, changes in ownership equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and have issued my report thereon dated February 12, 2018. I conducted my audit in accordance with accounting standards generally accepted in the United States of America.

In planning and performing my audit, I considered IFPS's internal control over financial reporting in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control over financial reporting. My consideration of the internal control over financial reporting would not necessariy disclose all matters in the internal control over financial reporting that might be significant deficiencies. Under standards issued by the American Institute of Certified Public Accountants, significant deficiencies are deficiencies in internal control, of a combination of defiencies, that adversely affect IFPS's ability to initiate, authorize, record, process or report financial data reliably and in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the financial statements being audited that is more than inconsequential will not be prevented or detected. Material weaknesses are significant deficiencies, or a combination of significant deficiencies, that result in a more than remote likelihood that material misstatements in relation to the financial statements being audited will not be prevented or detected.

I found and noted no matters involving the internal control over financial reporting and its operation that I considered to be material inadequacies.

Stephen J. Staresinic
Certified Public Accountant
February 12, 2019

Report of Independent Registered Public Accounting Firm

I have reviewed management's statements, included in the accompanying **Integrated Financial Planning Services' Exemption Report,** in which Integrated Financial Planning Service ("the Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which (1) the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) and 2(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated in all material respects, based on the conditions set forth in paragraph (k) (1) and 2(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Stephen J. Staresinic, CPA

Heidelberg, Germany

February 13, 2019

Integrated Financial Planning Services' Exemption Report

Integrated Financial Planning Services (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):

(i) The broker's or dealer's transactions as dealer (as principal for its own account) are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company; except that a broker or dealer transacting business as a sole proprietor may also effect occasional transactions in other securities for its own account with or through another registered broker or dealer;

(ii) The broker's or dealer's transactions as broker (agent) are limited to:

(a) The sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company;

(b) the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and

(c) the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies; and

(iii) The broker or dealer promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

(iv) Notwithstanding the foregoing, this section shall not apply to any insurance company which is a registered broker-dealer, and which otherwise meets all of the conditions in paragraphs (k)(1) (i), (ii), and (iii) of this section, solely by reason of its participation in transactions that are a part of the business of insurance, including the purchasing, selling, or holding of securities for or on behalf of such company's general and separate accounts.

(2) The provisions of this section shall not be applicable to a broker or dealer:

(i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)"; or

(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Integrated Financial Planning Services

I, Barry E. Swanson, CFP, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

CFP

Barry E. Swanson, CFP

President, Integrated Financial Planning Services

13 Feb 2019

Date

INTEGRATED FINANCIAL PLANNING SERVICES

Broker/Dealer
Member NASD/SIPC

Main Office
Karlstraße 20
69117 Heidelberg,
Germany

Tel: +49-6221-23597
Fax: +49-6221-167376
Barry.Swanson@ifpsonline.com
ifpsde@ifpsonline.com

February 13, 2019

To Mr. Stephen J. Staresinic:

We are providing this letter in connection with your audit of the consolidated statement of financial condition and the related consolidated statements of income, changes in stockholders' equity and cash flows of Integrated Financial Planning Services as of December 31, 2018 and balance sheet for the year then ended, for the purpose of expressing an opinion as to whether the consolidated financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Integrated Financial Planning Services in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the consolidated financial statement of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, [as of February 12, 2019,] the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America.
2. We have made available to you all financial records and related data.
3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.
4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.
5. We believe that the effects of the uncorrected financial statement misstatements summarized in the accompanying schedule are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.
6. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.
7. We have no knowledge of any fraud or suspected fraud affecting the entity involving—

a. Management,
b. Employees who have significant roles in internal control, or
c. Others where the fraud could have a material effect on the financial statements.

8. We have no knowledge of any allegations of fraud or suspected fraud affecting the entity received in communications from employees, former employees, analysts, regulators, short sellers, or others.

9. The company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

10. The following have been properly recorded or disclosed in the financial statements:

a. Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.

b. Guarantees, whether written or oral, under which the company is contingently liable.

c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with the AICPA's Statement of Position (SOP) 94-6, Disclosure of Certain Significant Risks and Uncertainties. [Significant estimates are estimates at the balance sheet date that could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which events could occur that would significantly disrupt normal finances within the next year.]

11. There are no—

a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Financial Accounting Standards Board (FASB) Statement No. 5, Accounting for Contingencies. fn 3

c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB Statement No. 5.

12. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

13. The company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

14. Customers' debit balances, brokers' debit balances, and other accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

15. Provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments.

c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

d. No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements or puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.

e. Established a reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.

f. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

16. Notes to the financial statements discloses all of the facts (meaning, significant conditions and events and management plans) of which we are aware that are relevant to the Company's ability to continue as a going concern.

17. There are no material weaknesses or inadequacies at December 31, 2018, or during the period January 1, 2019, to February 12, 2019, in internal control and control activities for safeguarding securities, and the practices and procedures followed in—

a. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

b. Making the quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by rule 17a-13.

c. Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

d. Obtaining and maintaining physical possession or control of all fully paid and excess-margin securities of customers as required by rule 15c3-3.

e. Making periodic computations of the minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act.

f. Making daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations.

18. Net capital computations, prepared by the Company during the period from January 1, 2018 through December 31, 2018, indicated that the Company was in compliance with the requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the period. Reserve calculations under rule 15c3-3 during the period did not reveal any deposit requirements that were not made on a timely basis.

19. There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation.

To the best of our knowledge and belief, no events have occurred subsequent to the balance-sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

CFO

Barry E. Swanson, President

Kathy P. Cuomo

Kathy P. Cuomo, Financial Operations Principal